Exhibit 5.1

March 13, 2014

MicroVision, Inc.

6244 185th Avenue NE, Suite 100

Redmond, Washington 98052

Attn: David J. Westgor

Re: Registration Statement on Form S-3

Ladies and Gentlemen:

This opinion is furnished to you in connection with the registration statement on Form S-3 (the “Registration Statement”) of MicroVision, Inc., a Delaware corporation (the “Company”), filed on the date hereof with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), with respect to (i) shares of preferred stock, par value of $.001 per share, of the Company (the “Preferred Stock”); (ii) shares of common stock, par value of $.001 per share, of the Company (the “Common Stock”); and (iii) warrants for the purchase of Preferred Stock, Common Stock or other securities of the Company (“Warrants”). The Preferred Stock, Common Stock and Warrants are referred to herein collectively as the “Offered Securities.” The Offered Securities being registered under the Registration Statement will have an aggregate offering price of up to $2,517,000 and will be offered from time to time pursuant to Rule 415 under the Securities Act and in accordance with Rule 462(b) under the Securities Act.

In connection with this opinion letter, we have examined such certificates, documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Company, public officials and other appropriate persons.

The opinions expressed below are limited to the Delaware General Corporation Law.

Based upon and subject to the foregoing and the assumptions, qualifications and limitations set forth below, we are of the opinion that:

(1)	when the Board of Directors of the Company or committees designated thereby have approved and authorized the price and other terms and conditions relating to the issue and sale of the Offered Securities, the Offered Securities will have been duly authorized by the Company;

(2)	upon the issuance by the Company of the Common Stock against payment of the agreed consideration in accordance with the corporate authorization referred to above, the Common Stock will be validly issued, fully paid and nonassessable;

(3)	upon the issuance by the Company of the Preferred Stock against payment of the agreed consideration in accordance with the corporate authorization referred to above, the Preferred Stock will be validly issued; and

(4)	upon the issuance by the Company of (a) the Warrants against payment of the agreed consideration in accordance with the corporate authorization referred to above and the due execution of any applicable warrant agreement, the Warrants will be validly issued, and (b) shares of Common Stock or Preferred Stock issuable upon exercise of the Warrants, when issued, delivered, and paid for in accordance with the terms of any Warrants, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the caption “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP